Exhibit 2.1

REORGANIZATION AGREEMENT

THIS REORGANIZATION AGREEMENT ("Agreement") is made and entered into by and between Sun City Industries, Inc., a Delaware corporation ("Corporation"), and shareholders of Yangling Daiying Biological Engineering Co., Ltd., Ms. Guo WenXia; Qiang Li, Jianjun Liu; etc., Yangling Daiying Biological Engineering Co., Ltd., (hereinafter, collectively referred to as the "Subscriber") "Corporation" and "Subscriber" being collectively referred to as the "Parties".

P R E A M B L E:

WHEREAS, the Subscriber owns all of the authorized issued and outstanding common stock of Yangling Daiying Biological Engineering Co., Ltd., a corporation organized under the laws of the Peoples Republic of China (the "Subsidiary"); and

WHEREAS, the Subscriber desires to acquire 34,880,000 shares (the "Exchange Stock") of the Corporation's common stock, $.001 par value (the "Stock"), which, upon issuance, would constitute approximately 87.2% of the Corporation's issued and outstanding common stock; and

WHEREAS, the Subscriber, in exchange for the conveyance of all of the common stock in the Subsidiary, which stock constitutes all of the Subsidiary's issued and outstanding securities (the "Subsidiary Stock"), provided that such conveyance meets the tax free exchange requirements of Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (the "Code"); and

WHEREAS, the Corporation (post reorganization), concurrent with the closing with this Agreement, desires to enter into a Consulting Agreement with Coast to Coast Equity Group,  Inc., or its designee ("Consultant") with such Consulting Agreement being incorporated by reference herein and made a part hereof;

NOW, THEREFORE, in consideration of the premises as well as the mutual covenants hereinafter set forth, the Parties, intending to be legally bound, hereby agree as follows:

W I T N E S S E T H:

ARTICLE ONE

EXCHANGE PROVISIONS

1.1 Exchange

Subject to the conditions hereinafter described, the Corporation shall exchange 34,880,000 shares of its Stock with the Subscriber for all of the issued and outstanding capital stock of the Subsidiary. The Subscriber shall receive the number of shares of Stock set forth on Schedule A attached hereto and made a part hereof. The remaining shares of exchanged stock shall be allocated for the purpose as set forth on Schedule B, attached hereto and made part hereof.

1.2 Closing

The exchange of the Exchange Stock for the Subsidiary Stock shall take place at the offices of Mark C. Perry, P.A., legal counsel to the Corporation, or at such time or different place as the Parties may mutually select. At the Closing:

A.  Representatives of both the Corporation and Subscriber shall be permitted to make a full and complete investigation of the business, properties, customers, financial statements and books and records of each other; (Each shall cause employees, Corporations, representatives and agents to keep confidential all information received from the other Party hereto and shall not permit the use of any such information by employees, Corporations, representatives and agents. This confidentiality covenant shall be binding upon the Parties hereto and shall survive for a period of two (2) years whether or not closing on this Agreement occurs. In the event closing does not occur, the Parties hereto shall promptly return all materials containing such confidential information of such other party and shall delete all electronic documents containing any such confidential information. At the request of a Party, the other Party shall within 10 business days provide an affidavit certifying that such return and/or deletion is complete);

B.  The Subscriber shall tender to the Corporation certificates representing all of the Subsidiary's issued and outstanding capital stock, duly executed and in proper form for transfer to the Corporation, together with such executed consents, powers of attorney, stock powers and other items as shall be required to convey such Subsidiary Stock to the Corporation in compliance with all applicable laws; and

C.  The Corporation shall tender to the Subscriber the Exchange Stock and such other items as shall be required to convey such Exchange Stock to the Subscriber. The delivery of all certificates and documents required to effectuate this Agreement may be delivered by express mail subsequent to the execution of this Agreement.

D.  The Subscriber representing the majority of the issued and outstanding shares of common stock of the Corporation at the time of Closing hereby agrees to have the Corporation (post reorganization) execute the following agreements : (i) a Consulting Agreement with the Consultant on terms set forth in Section 3.1E herein; ; and (ii) a Warrant Agreement on terms set forth in Section 3.1E herein. The precise terms of the Consulting Agreement and Warrant Agreement shall be agreed upon at, or prior to, closing. Said execution of these agreements are a condition to closing of this transaction.

1.3 Exemption From Registration

A. The Subscriber hereby represents, warrants, covenants and acknowledges that:

The Exchange Stock is being issued without registration by Sun City through American Stock Transfer & Trust Company (the "Transfer Agent") under the provisions of Section 5 of the Securities Act of 1933, as amended (the "Act"), pursuant to exemptions provided in Sections 3(b), 4(2) or 4(6) thereof;

All of the Exchange Stock shall bear legends restricting its transfer to United States residents or citizens, or its transfer, sale, conveyance or hypothecation within the jurisdictional boundaries of the United States, unless such Stock is either registered under the provisions of Section 5 of the Act and under applicable State securities laws, or an opinion of legal counsel, in form and substance satisfactory to legal counsel to the Corporation is provided, certifying that such registration is not required as a result of applicable exemptions therefrom;

The Corporation's transfer agent shall be instructed not to transfer any of the Exchange Stock unless the Corporation (post stock exchange) advises it that such transfer is in compliance with all applicable laws;

The Subscriber has examined all of the Corporation's books and records and has had an opportunity to fully and completely question the Corporation's officers and directors as to all matters involving the Corporation.

B. The Corporation hereby represents, warrants, covenants and acknowledges that:

The Subsidiary Stock is being transferred without registration under the provisions of Section 5 of the Act pursuant to exemptions provided in Section 3(b), 4(2) or 4(6) thereof;

All of the Subsidiary Stock shall bear legends restricting its transfer or its sale, conveyance or hypothecation unless such Subsidiary Stock is either registered under the provisions of Section 5 of the Act and under applicable State securities laws, or an opinion of legal counsel is provided certifying that such registration is not required as a result of applicable exemptions therefrom;

The Corporation shall not transfer any of the Subsidiary Stock except in compliance with all applicable laws;

ARTICLE TWO

REPRESENTATIONS AND WARRANTIES

2.1 The Corporation

The Corporation hereby represents and warrants to the Subscriber, as a material inducement to the Subscriber's entry into this Agreement, that:

A.  The Corporation is, as of the date of this Agreement, a validly existing corporation, organized pursuant to the laws of the State of Delaware, with all legal and corporate authority and power to conduct its business and to own its properties, and it possesses all necessary permits and licenses required in connection with the conduct of its business;

B.  The conduct of the Corporation's business is in full compliance with all applicable Federal, state and local governmental statutes, rules, regulations, ordinances and decrees;

C.  Pursuant to its Articles of Incorporation, the Corporation is authorized to issue 90,000,000 shares of Common Stock, $.001 par value. At closing, 40,000,000 shares of Stock shall be issued and outstanding. There are no other authorized or outstanding securities of any class or of any kind or character and, except as reflected in this Agreement, there are no outstanding subscriptions, options, warrants or other agreements or commitments (i) obligating the Corporation to issue or sell any additional shares of the Corporation's capital stock or any options or rights with respect thereto, or any securities convertible into any shares of the Corporation's capital stock of any class, or (ii) entitling any person or entity to acquire any of such securities;

D.  Upon issuance of the Exchange Stock, the Subscribers and their assigns shall become the owners of 87.2% of the Corporation's issued and outstanding Stock which shares shall be allocated as set forth on Schedule A and Schedule B attached hereto;

E.   The execution and delivery of this Agreement, the consummation of the transactions herein contemplated, and compliance with the terms of this Agreement shall not result in a breach of any of the terms or provisions of, or constitute a default under, the Articles of Incorporation or By-laws of the Corporation (a true and complete copy of which are annexed hereto as Schedule C; any indenture, agreement or instrument to which the Corporation is a party or by which it or its assets are bound; or any applicable regulation, judgment, order or decree of any governmental instrumentality or court, domestic or foreign, having jurisdiction over the Corporation, its securities or its properties;

F.  The Corporation is not a party to any written or oral agreement of any kind, except as listed on Schedule D hereto;

G.  The Corporation has no liability or obligation, whether by contract, tort, statute or otherwise, whether fixed or contingent, known or unknown, asserted or unasserted, due or to become due, of any kind except as listed on Schedule E;

H.  The Corporation has filed with the appropriate governmental agencies all tax returns and tax reports required to be filed; all Federal, state and local income, franchise, sales, use, occupation or other taxes due have been fully paid or adequately reserved for; and the Corporation is not a party to any action or proceeding by any governmental authority for assessment or collection of taxes, nor has any claim for assessments been asserted against the Corporation;

I.  There are presently no contingent liabilities, factual circumstances, threatened or pending litigation, contractually assumed obligations or unasserted possible claims which are known to the Corporation, which might result in a material liability. All the legal responsibilities and economic loss of the reorganized corporation due to any lawsuits brought against the Corporation for acts that occurred prior to closing of this transaction shall be the responsibility of the Corporation's sole officer and director (pre-reorganization). The Subscriber shall be free from any of the above responsibilities and losses that result from such lawsuits.

J.  The execution, delivery and performance of this Agreement and the transactions contemplated hereby do not require the consent, authority or approval of any other person or entity except such as have been obtained;

K.  The Corporation is not currently engaged in, and has not engaged during the past year in, any material business or operations;

L.  The board of directors of the Corporation consists of Michael Manion, who has approved of this Agreement and the transactions contemplated hereby by written consent, a copy of which is annexed hereto as Schedule F, and the entering into of this Agreement and the performance thereof has been duly and validly authorized by all required corporate action and does not require any corporate consents other than such as have been unconditionally obtained;

M.  The Corporation's financial statements filed with the Securities and Exchange Commission have been audited by independent certified public accountants as indicated (approved by the PCAOB), have all been prepared in accordance with generally accepted accounting principles applied on a consistent basis, and fairly present the Corporation's financial condition, results of operations, assets, liabilities and business as of the dates and for the periods indicated;

N.  The Corporation has complied with all the Rules and Regulations set forth in Chapter 7 of the U.S. Bankruptcy Code which resulted in the final sale of the Corporation on May 23, 2003 as a valid and legal transfer free of all liens, claims and encumbrances.

O.  The Corporation is presently current, and shall be current at Closing, with all of its reporting requirements under the Securities Exchange Act of 1934.

2.2 The Subscriber

The Subscriber hereby represents and warrants to the Corporation, as a material inducement to the Corporation's entry into this Agreement, that, to the best of their knowledge after reasonable inquiry:

A.  The Subsidiary owns or leases all of the assets described in the schedule of assets, a copy of which is annexed hereto and made a part hereof as Schedule G, and as of the date of this Agreement no events have occurred nor have any facts been discovered which materially alters the Subsidiary's assets;

B.  The Subsidiary is, as of the date of this Agreement, a validly existing corporation, organized on November 26, 2001 pursuant to the laws of the Peoples Republic of China and has all corporate authority and power to conduct its business and to own its properties and possesses all necessary permits and licenses required in connection with the conduct of its business;

C.  The conduct of the Subsidiary's business is in full compliance with all applicable governmental statutes, rules, regulations, ordinances and decrees;

D.  The Subsidiary has 40,000,000 registered capital shares of Common Stock currently issued and outstanding, there being no other outstanding securities of any class or of any kind or character of the Subsidiary and, except as reflected in this Agreement, there being no outstanding subscriptions, options, warrants or other agreements or commitments (i) obligating the Subsidiary, to issue or sell any additional shares of the Subsidiary's Stock or any options or rights with respect thereto, or any securities convertible into any shares of Stock of any class, or (ii) entitling any person or entity to acquire any of such securities;

E.  The execution and delivery of this Agreement, the consummation of the transactions herein contemplated and compliance with the terms of this Agreement shall not result in a breach of any of the terms or provisions of, or constitute a default under, the Articles of Incorporation or Bylaws (if any) of the Subsidiary (a copy of which is annexed hereto as Schedule H; any indenture, agreement or instrument to which the Subsidiary is a party or by which it or its assets are bound; or any applicable regulation, judgment, order or decree of any governmental instrumentality or court, domestic or foreign, having jurisdiction over the Subsidiary, its securities or its properties;

F.  The Subsidiary is not a party to any written or oral agreement which grants an option or right of first refusal or other arrangement to acquire any of its securities or to any agreement that affects the voting rights of any of its securities, nor has the Subsidiary made any commitment of any kind relating to the issuance of shares of any of its securities, whether by subscription, right of conversion, option or otherwise;

G.  The Subsidiary is not a party to any agreement or understanding for the sale or exchange of inventory or services for consideration other than cash or at a discount in excess of normal discount for quantity or cash payment;

H.  The Subsidiary has filed with the appropriate governmental agencies all tax returns and tax reports required to be filed; all income, franchise, sales, use, occupation or other taxes due have been fully paid or adequately reserved for; and the Subsidiary is not a party to any action or proceeding by any governmental authority for assessment or collection of taxes, nor has any claim for assessments been asserted against the Subsidiary;

I.  The audited financial statement as of August 31, 2003 and December 31, 2002, which have been provided by the Subsidiary and have been prepared in accordance with auditing standards generally accepted in the United States, and fairly present the Subsidiary's financial condition, statements of operation, cash flows, and owners equity for the periods indicated.

J.  There are presently no contingent liabilities, factual circumstances, threatened or pending litigation, contractually assumed obligations or unasserted possible claims which might result in a material adverse change in the future financial condition or operations of the Subsidiary;

K.  The execution, delivery and performance of this Agreement and the transactions contemplated hereby do not require the consent, authority or approval of any other person(s) or entity except such as have been obtained;

L.  No transactions have been entered into either by or on behalf of the Subsidiary, other than in the ordinary course of business nor have any acts been performed (including within the definition of the term performed the failure to perform any required acts) which would adversely affect the good will of the Subsidiary;

M.  The entering into of this Agreement and the performance thereof has been duly and validly authorized by all required corporate action and does not require any consents other than such as have been unconditionally obtained.

ARTICLE THREE

SPECIAL CONDITIONS

3.1 Conditions to Closing

A.  The obligations of each Party to this Agreement are subject to the condition precedent that the other Party's representations and warranties contained in this Agreement shall be true, correct and complete on and as of the date of Closing with the same effect as though such representations and warranties were made on and as of such date.

B.  At the time of closing, all the original officers, directors, and employees of the Corporation shall have completed their legal resignations.

C.  Prior to Closing, the Corporation's Director shall elect Dr. Tony N. Frudakis, Ph.D., Wenxia Guo, Peiyi Tian, Jianjun Liu, and Huimin Zhang to serve as members of the Board of Directors. Dr. Tony N. Frudakis shall serve as a director of the Board for the next two years without compensation.

D.  The Corporation, as of the closing date, is fully reporting under the Securities Exchange Act of 1934, as amended and is currently trading on the over the counter bulletin board (OTC-BB).

E.  Concurrent with the Closing, the Corporation shall:

(i)  Transfer 34,880,000 shares of the outstanding shares of common stock of the Corporation to the Subscriber;

(ii)  Transfer 1,400,000 shares to be held in escrow for the benefit of Consultant or its assigns by Anslow & Jaclin, LLP until completion of funding for the post reorganized corporation of at least Four Million USD ($4,000,000) within four (4) months of the effective date of the registration statement on Form SB-2, or any other acceptable registration statement, to be paid for by the Corporation. If the Consultant or its assigns fails to raise the above amount of funds for the reorganized corporation within the above stipulated time, it shall result in the unconditional transfer of the 1,400,000 shares to the Subscriber, and shall forfeit its right to an additional three million warrants set forth hereinafter in 3.1 E(iii). If the Consultant or its assigns fulfills the funding responsibilities for Four Million USD ($4,000,000) set forth herein within the stipulated time, the Consultant or its assigns shall be entitled to the release of the 1,400,000 shares as well as an additional three million warrants as set forth. Any of the participants related to this Agreement shall not be entitled to transfer, deposit or deal with this 1,400,000 shares without prior written consent from the Consultant and Corporation (post reorganization).

(iii)  The Consultant shall be responsible for providing sources in raising the four million (USD) in capital and the Corporation shall be responsible for completing the registration of shares noted on Schedule B with the Securities and Exchange Commission to register the shares noted on Schedule B.

Financing method:
(1)  If the financing of at least $4 million is arranged by Consultant in equity capital of 4 million shares of the Subscriber and the final financing amount reaches $5,000,000 USD, $1 million or any part thereof of that amount exceeding $4 million USD shall be paid to Consultant and exclusively used on behalf of the Corporation for its business activities related to this Agreement (such as promotions). This amount shall be paid to Consultant to perform such services set forth in the Consulting Agreement. Any financing amount exceeding $5 million shall be owned by the Corporation (post reorganization);

(2)  If the financing is fulfilled by the Consultant's sources in a loan of up to $10 million at the current prevailing market rate with 4 million shares of the Subscriber as collateral, 1.5% of the loan amount exceeding the $ 4 million financing amount shall be granted as a service fee to the Consultant in a lump sum payment. Neither the shareholders, nor the Corporation, nor the consultant shall be entitled to transfer or deal with the 4 million shares as collateral.

The Financing herein before shall be SEC compliant and shall not cause lawsuits to the Corporation (post reorganization). Four (4) million shares of Subscriber's stock shall be registered and allocated for this purpose. In no event, shall the Consultant act as a broker/dealer in connection with such funding obtained as a result of Consultant's sources on behalf of Subscriber.

After fulfillment of funding responsibilities set forth in 3.1E(ii) set hereinbefore, Consultant shall be entitled to an additional three million warrants as follows:

500,000 shares at the exercise price of $.75 per share, when the price of the Corporation's (post reorganized) shares of common stock close at or above $.75 within four (4) months of the effective date of the registration statement filed with the SEC, or such warrants will expire worthless.

800,000 shares at an exercise price of $1.50 per share when the price of the Corporation's (post reorganized) shares of common stock closes at or above $1.50 within six (6) months of the effective date of the registration statement filed with the SEC, or such warrants will expire worthless.

900,000 shares at an exercise price of $2.50 per share when the price of the Corporation's (post reorganized) shares of common stock closes at or above $2.50 within nine (9) months of the effective date of the registration statement filed with the SEC, or such warrants will expire worthless.

800,000 shares at an exercise price of $3.50 per share when the price of the Corporation's (post reorganized) shares of common stock closes at or above $3.50 within 12 months of execution hereof or such warrants will expire worthless.

All 3,000,000 warrants will be structured with cashless exercise language and the shares underlying the warrants will be registered in a registration statement filed with the SEC.

As set forth in Section 1.2 D., the reorganized Corporation shall execute a Consulting Agreement with the Consultant which shall relate to the Consultant obtaining financing for the Corporation (post reorganization).

(iv) Change the name of the Company to CHINA BIOTECH & PHARMACEUTICAL CORP.; and

(v) Obtain shareholder approval for all of the above.

F.  The Corporation (post reorganization) shall take all corporate actions necessary to form a wholly owned subsidiary and to allow Consultant to complete a spin-off transaction whereby the Corporation will spin-off approximately 95% of the subsidiary and distribute approximately 5% of the subsidiary's common stock to the Corporation's shareholders on a pro-rata basis. Consultant shall have full authority to structure this transaction and will bear all related costs. This action shall not take place within the initial thirty (30) days after closing of this transaction. This action will comply with all the relevant rules and regulation and will not cause any liabilities and damage to the reorganized Corporation. This provision shall survive the closing of this transaction.

G.  The reorganized Corporation shall execute a Warrant Agreement with Consultant.

ARTICLE FOUR

MISCELLANEOUS

4.1 Amendment

No modification, waiver, amendment, discharge or change of this Agreement shall be valid unless the same is evidenced by a written instrument, subscribed by the Party against which such modification, waiver, amendment, discharge or change is sought.

4.2 Notice

All notices, demands or other communications given hereunder shall be in writing and shall be deemed to have been duly given when signed for or not accepted by the addressee after mailing by recognized overnight courier procuring a signed receipt or by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

To the Corporation:  Sun City Industries, Inc. 1220 Glenmore Dr. Apopka, FL 32712

To the Subscriber:  Ms. WenXia Guo, Chief Executive Officer

Yangling Daiying Biological   Engineering Co., Ltd.

13 floor of apartment A, Jiezuo Plaza, FengYe New City, Xi'an Hi-tech Development Zone, P.R.CHINA 710075 or such other address or to such other person as any Party shall designate to the other for such purpose in the manner hereinbefore set forth.

4.3 Merger

This instrument, together with the instruments referred to herein, contains all of the understandings and agreements of the Parties with respect to the subject matter discussed herein. All prior agreements whether written or oral are merged herein and shall be of no force or effect.

4.4 Survival

The several representations, warranties and covenants of the Parties contained herein shall survive the execution hereof and shall be effective regardless of any investigation that may have been made or may be made by or on behalf of any Party.

4.5 Severability

If any provision or any portion of any provision of this Agreement, other than one of the conditions precedent, or the application of such provision or any portion thereof to any person or circumstance shall be held invalid or unenforceable, the remaining portions of such provision, the remaining provisions of this Agreement, and the application of such provision or portion of such provision as is held invalid or unenforceable to persons or circumstances other than those to which it is held invalid or unenforceable, shall not be affected thereby.

4.6 Governing Law and Venue

This Agreement shall be construed in accordance with the laws of the State of Delaware and any proceeding arising between the Parties in any matter pertaining or related to this Agreement shall, to the extent permitted by law, be held in the State of Delaware, and all of the parties executing this Agreement consent to the jurisdiction of such courts and shall not commence any action relating to this agreement in any other jurisdiction.

4.7 Indemnification

Each Party hereby irrevocably agrees to indemnify and hold the other Parties harmless from any and all liabilities and damages (including reasonable legal or other expenses incidental thereto), contingent or current to which they or any one of them may become subject as a direct, indirect or incidental consequence of any breach by the indemnifying Party of any of its representations or warranties set forth herein. In the event it becomes necessary to enforce this indemnity through an attorney, with or without litigation, the indemnified Party shall be entitled to recover from the indemnifying Party, all costs incurred including reasonable attorneys' fees throughout any negotiations, trials or appeals, whether or not any suit is instituted.

4.8 Litigation

In any action between the Parties to enforce any of the terms of this Agreement or any other matter arising from this Agreement, the prevailing Party shall be entitled to recover its costs and expenses, including reasonable attorneys' fees up to and including all negotiations, trials and appeals, whether or not litigation is initiated.

4.9 Benefit of Agreement

The terms and provisions of this Agreement shall be binding upon and inure to the benefit of the Parties, their successors, assigns, personal representatives, estate, heirs and legatees.

4.10 Captions

The captions in this Agreement are for convenience and reference only and in no way define, describe, extend or limit the scope of this Agreement or the intent of any provisions hereof.

4.11 Number and Gender

All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the Party or Parties, or their personal representatives, successors and assigns may require.

4.12 Further Assurances

The Parties agree to do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered and to perform all such acts and deliver all such deeds, assignments, transfers, conveyances, powers of attorney, assurances, stock certificates and other documents, as may, from time to time, be required herein to effect the intent and purpose of this Agreement.

4.13 Status

Nothing in this Agreement shall be construed or shall constitute a partnership, joint venture, employer-employee relationship, lessor-lessee relationship, or principal-agent relationship.

4.14 Counterparts

This Agreement may be executed in any number of counterparts. All executed counterparts shall constitute one Agreement notwithstanding that all signatories are not signatories to the original or the same counterpart. Facsimile signatures shall be deemed to be original for purposes of executing this Agreement.

IN WITNESS WHEREOF, the Parties have executed or caused this

Agreement to be executed effective as of the 20th day of  April, 2004.

Signed, sealed and delivered

In Our Presence:		CORPORATION:
SUN CITY INDUSTRIES, INC.
Signature	By:	/s/ Michael Manion

Print Name		Michael Manion, President

SUBSCRIBER:
Yangling Daiying Biological Engineering Co., Ltd.
Signature	By:	/s/ WenXia Guo

Print Name		WenXia Guo, Chief Executive Officer

CONSULTANT:
Coast to Coast Equity Group, Inc.
Signature		/s/ Charles J. Scimeca

Signature		Charles J. Scimeca, President